Exhibit 99.1

Enlight Renewable Energy Ltd.

May 121, 2026

Issuance Rating

‘ilA’ Rating Assigned To Bond Issuance Of Up To NIS 1 Bil. P.V.

Primary Credit Analyst:

Evgeni Silishtian, 972-3-7539733 evgeni.silishtian@spglobal.com

Additional Contact:

Ayelet Matzov 972-3-7539712 ayelet.matzov@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on May 12, 2026, the Hebrew version shall apply.

Following our announcement of May 11, 2026, S&P Maalot hereby announces that its ‘ilA’ rating on bonds to be issued by Enlight Renewable Energy Ltd. (ilA/Stable) through the expansion of Series G is valid for up to NIS 1 billion P.V. The proceeds from the issuance will be used mainly for the company's ongoing activity and for refinancing existing debt.

For additional details about the company’s rating and for additional regulatory requirements, see our rating report dated January 7, 2026.

Enlight Renewable Energy Ltd.	Rating	Date when the rating was first published	Date when the rating was last updated
Issuer rating(s)
Long term	ilA/Stable	07/01/2026	07/01/2026
Issue rating(s)
Senior Secured Debt
Loan to finance a cluster of PV and storage projects under market arrangement	ilA+	07/01/2026	07/01/2026
Senior unsecured debt
Series C	ilA	07/01/2026	07/01/2026
Series D	ilA	07/01/2026	07/01/2026
Series F	ilA	07/01/2026	07/01/2026
Series G	ilA	07/01/2026	07/01/2026
Series H	ilA	07/01/2026	07/01/2026
Issuer Credit Rating history
Long term
January 7, 2026	ilA/Stable

Additional details
Time of the event	12/05/2026 08:18
Time when the event was learned of	12/05/2026 08:18
Rating requested by	Issuer

Enlight Renewable Energy Ltd.

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